FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                            REPORT OF FOREIGN ISSUER

                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                                FOR JULY 3, 2003




                            DESWELL INDUSTRIES, INC.
                         (Registrant's name in English)




                  Unit 516 517, Hong Leong Industrial Complex,
                       No. 4 Wang Kwong Road, Kowloon Bay,
                               Kowloon, Hong Kong
                    (Address of principal executive offices)







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DESWELL [LOGO]


                                            CONTACT:
                                            John G. Nesbett/David K. Waldman
                                            Lippert/Heilshorn & Associates
                                            212-838-3777, ext. 6631
                                            e-mail: jnesbett@lhai.com


 DESWELL INDUSTRIES INC. ANNOUNCES BDO INTERNATIONAL AS NEW INDEPENDENT AUDITORS

HONG KONG (July 3, 2003) - Deswell Industries, Inc. (Nasdaq: DSWL), today announced that its board of directors has resolved to change its auditors to BDO International for the fiscal year ended March 31, 2003 from PricewaterhouseCoopers.

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers ("OEMs") and contract manufacturers at its factories in the People's Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount technology ("SMT"); and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company's customers include Kyocera Mita Industrial Co. (H.K.) Limited, Epson Precision (H.K.) Ltd., Inter-Tel Incorporated, Digidesign, Inc., Vtech Telecommunications Ltd., Peavey Electronics Corporation and Emerson.

To learn more about Deswell Industries, Inc., please visit the company's web site at www.deswell.com.

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           Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.




                                                For and on behalf of
                                                Deswell Industries, Inc.




                                                By: /s/ RICHARD LAU
                                                        -----------
                                                Richard Lau
                                                Chief Executive Officer

Date: July 9, 2003



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